3rd Quarter
September 06

082-02978

SUPPL


06

dw 4/14

BANKINTER

3rd Quarter September *06*

FINANCIAL SUMMARY

BANKINTER
www.ebankinter.com



1. Financial highlights

Thousands of euros

	09/30/2006	09/30/2005	Variation Amount	Variation %
BALANCE SHEET				
Total assets	44,908,406	38,867,301	6,041,104	15.54
Credit facilities and loans	30,287,135	24,296,475	5,990,660	24.66
Credit facilities and loans ex-securitization	33,190,769	27,732,169	5,458,600	19.68
Customer funds	31,485,506	23,406,051	8,079,455	34.52
Off-balance-sheet managed funds	11,576,098	10,547,991	1,028,107	9.75
EARNINGS				
Net interest income	343,931	322,065	21,866	6.79
Basic income	602,323	513,935	88,388	17.20
Net operating income	309,498	259,494	50,004	19.27
Income before taxes	250,487	201,877	48,610	24.08
Net income attributed to the Group	177,046	141,459	35,587	25.16
RATIOS				
Nonperforming loans/ total risk expos. ex-securit.	0.24%	0.25%	-0.01%	-2.52
Recorded allowance/nonperforming loans	573.77%	544.11%	29.65%	5.45
Cost to income	47.86%	48.46%	-0.60%	-1.24
ROE	17.08%	15.07%	2.01%	13.31
ROA	0.56%	0.53%	0.03%	6.04
Capital ratios	10.17%	10.68%	-0.51%	-4.78
Tier 1 capital	6.94%	7.51%	-0.57%	-7.59
BANKINTER SHARES				
Number of shares	78,585,044	77,916,786	668,258	0.86
Closing price	56.00	43.20	12.80	29.63
EPS. Earnings per share (euros)	2.28	1.84	0.44	23.91
DPS. Dividend per share (euros)	0.94	0.86	0.08	9.30
BRANCHES AND CENTERS				
Number of branches	330	314	16	5.10
Commercial management centers				
Corporate Business Units	48	41	7	17.07
SME Business Units	117	94	23	24.47
Private Banking Centers	41	36	5	13.89
Corporate Partnerships	522	491	31	6.31
Number of agents	1,026	1,045	-19	-1.82
Telephone banking and Internet	3	3	0	0.00
HEADCOUNT				
Number of employees (full-time equivalent)	3,875	3,612	263	7.28

2. Introduction

In the third quarter of 2006 the Bankinter Group maintained its positive earnings trend and reported net profit of EUR 177.04 million, an increase of 25.16% with respect to the year-ago period. This scenario of positive growth was underpinned by Bankinter's fundamental business aggregates: loans and receivables (up 24.66%); customer funds (up 34.52%); and off-balance sheet managed funds (up 9.75%). At the same time, the Group achieved an excellent non-performing loan ratio of 0.24% and a ratio of recorded allowance to non-performing loans of 573.77%.

Particularly worthy of note in the customer business are the segments on which Bankinter has focused its efforts throughout the year: SMEs (with a 44.90% increase in profit) and the segments including high net worth customers, such as Personal Finance and Private Banking, whose profit rose by 27.04% and 25.40% respectively.

The performance of the SME segment is especially noteworthy. In addition to the aforementioned rise in profit, this segment obtained substantial increases in all its margins: gross income (up 34.5%); net operating income (up 44.6%); and fees and commissions (up 30.1%). These results were bolstered by sustained growth in lending, which rose on average by 40.6% on September 2005 (16% with respect to active customers). At the end of the third quarter, Bankinter had 117 branches throughout Spain specializing in this type of customer, compared to 94 on the same date a year ago. Opening and starting up these branches has entailed a significant investment by Bankinter and, therefore, the results shown are particularly gratifying as they indicate the success of this value proposition.

With respect to other business ratios, ROE increased to 17.08% from 15.07% in September 2005; ROA stood at 0.6%; and the efficiency ratio fell to 47.86%.

In order to continue to manage its various businesses effectively, the Group further expanded its workforce, which totalled 3,875 employees at the end of the third quarter, up 7.28% compared to the same date in 2005.

MARGINS AND EARNINGS

Growth was reported in all the main aggregates of the Bankinter Group's balance sheet at the end of the third quarter. Total assets grew by 15.54% to EUR 44,908 million; at 30 September on- and off-balance-sheet customer funds amounted to EUR 43,061 million, up 26.82%, including most notably mutual funds and pension funds, which increased by 9.86% and 18.60%, respectively. Another particularly relevant figure is that of loans and receivables, which totalled EUR 30,287 million, an increase of 24.66% compared to same period in 2005.

Bankinter's income statement for the period ended 30 September 2006 showed growth in all the Group's main business margins. Net interest income rose by 6.79% in the first nine months of the year, gross income by 17.20%, and net operating income by 19.27%. Profit before tax, which rose by 24.08%, continued its strong upward trend.

Noteworthy in the income statement for this third quarter was the good performance in fees, which increased by 12.32% compared to the same period in 2005, due largely to the positive trend in securities trading and the marketing of products such as pension funds and insurance.

The insurance business continues to make an outstanding contribution to Bankinter's accounts. Bankinter Seguros de Vida and Bankinter Gestión de Seguros contributed EUR 18.85 million to profit before tax while Línea Directa Aseguradora added EUR 22.17 million. Taken together, they represent an increase of 18.06% on the amount contributed at the same date last year.

Operating expenses decelerated slightly, growing by 15.08% compared with 15.71% in September 2005. Consequently, the efficiency ratio dropped from 48.46% to 47.86% in the same period.

Provisions rose by 30%, slightly above the growth in lending, which increased by 24.7%, thus ensuring that the Bank maintained its high level of asset quality and risk coverage. Non-performing loans stood at EUR 87.20 million, equivalent to 0.24% of the Bank's computable risk assets. Similarly, the non-performing loans coverage ratio improved to reach 573.77%.

Earnings per share stood at EUR 2.28, up 23.91% on the same period in the previous year. The Bankinter share price has shown extraordinary growth in the first three quarters, rising 29.63% in the last 12 months. A recent analysis of 23 international banks by IESE showed that between 2003 and 2005 Bankinter's share produced the highest return in the international finance sector.

On 7 October Bankinter distributed the second 2006 interim dividend of EUR 0.31968 (gross) per share, an increase of 8% with respect to the corresponding interim dividend paid in the preceding year.



3. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor

By segments


85
84
83
82
81
80
79
78
77
76
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents

By distribution channel


81
79
77
75
73
71
3Q 2005
4Q 2005
1Q 2006
2Q2006
3Q 2006
Corporate partnerships
Agent Network
Branch Network
Internet Office
Telephone Branch

4. Customer activity

Bankinter's customers are accustomed to the highest levels of quality, as the data in these reports show quarter upon quarter. On this occasion the Foreign Customer segment stands out above the rest, due to the level of quality provided, which borders on excellence.

This high Satisfaction Index is based on Bankinter's multichannel strategy, which allows customers to take advantage of the wide range of contact facilities the Bank provides. 63% of customers interact with the Bank via more than one channel in their normal transactions. The Internet is the most popular channel, accounting for 53% of total transactions. The wireless telephony channel has grown considerably – with a 35% increase in transactions compared to last year - and is fast becoming the perfect partner for the Internet.

The advantages of the multichannel system and its popularity among customers are evident: it gives customers greater and better access to information on the products and services offered by the Bank. This, together with the ease and speed with which these products and services can be arranged, has led, quarter upon quarter, to average cross-selling of over 6 products per customer (6.14 at September 2006).

Evolution of transactions by channel (%)


Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network
Percentage of transactions
100
80
60
40
20
0
53%
40%
31%
2000
2001
2002
2003
2004
2005
3Q 2006


Tu Talento
nos hará
únicos

Use of channels


25%
37%
38%
1 channel
2 channels
3 channels

Products by customer


6.4
6.3
6.2
6.1
6.0
5.9
5.8
5.7
5.6
Numbers of products
6.08
6.14
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

Churn rate


7
6
5
4
% Annual Rate
6.24
6.63
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

5. Balance sheet

Thousands of euros

	09/30/2006	12/31/2005	Var. 09/30/06 - 12/31/05 Amount	%	09/30/05	Var. 09/30/06 - 09/30/05 Amount	%
ASSETS							
Cash on hand and on deposits at central banks	555,000	435,916	119,084	27.32%	301,780	253,220	83.91%
Trading portfolio	3,394,157	4,634,402	-1,240,245	-26.76%	4,585,259	-1,191,102	-25.98%
Available for sale portfolio	4,791,129	3,781,581	1,009,548	26.70%	5,178,169	-387,040	-7.47%
Loans	35,299,081	30,484,777	4,814,304	15.79%	27,576,295	7,722,786	28.01%
Due from banks	4,750,762	4,205,236	545,526	12.97%	2,959,132	1,791,630	60.55%
Customer loans	30,287,135	26,139,388	4,147,747	15.87%	24,296,475	5,990,660	24.66%
Other assets	261,184	140,153	121,031	86.36%	320,688	-59,504	-18.56%
Investment portfolio held to maturity	0	448,292	-448,292	-100.00%	458,190	-458,190	-100.00%
Hedge derivatives and macro-derivatives	73,469	78,564	-5,095	-6.49%	85,898	-12,429	-14.47%
Other assets available for sale	4,532	3,827	705	18.42%	4,414	118	2.67%
Affiliates	101,001	79,396	21,605	27.21%	71,544	29,457	41.17%
Intangible assets	345,191	326,519	18,672	5.72%	319,836	25,355	7.93%
Accrual accounts	344,846	512,736	-167,890	-32.74%	285,916	58,930	20.61%
TOTAL ASSETS	**44,908,406**	**40,786,010**	**4,122,396**	**10.11%**	**38,867,301**	**6,041,105**	**15.54%**
EQUITIES AND LIABILITIES							
LIABILITIES							
Trading portfolio	2,820,924	3,357,286	-536,362	-15.98%	2,248,810	572,114	25.44%
Financial liabilities at amortized costs	*39,073,303*	*34,570,204*	*4,503,099*	*13.03%*	*33,732,756*	*5,340,547*	15.83%
Due to banks	6,554,752	6,292,887	261,865	4.16%	9,354,458	-2,799,706	-29.93%
Customer deposits	17,376,964	15,490,497	1,886,467	12.18%	15,473,896	1,903,068	12.30%
Marketable debt securities	14,108,542	11,986,462	2,122,080	17.70%	7,932,155	6,176,387	77.87%
Subordinated debt	551,923	382,021	169,902	44.47%	389,879	162,044	41.56%
Other liabilities	481,122	418,337	62,785	15.01%	582,368	-101,246	-17.39%
Hedge derivatives and macro-derivatives	5,601	47,892	-42,291	-88.30%	70,306	-64,705	-92.03%
Write-offs and provisions	703,108	785,418	-82,310	-10.48%	795,480	-92,372	-11.61%
Accrual accounts	352,298	229,773	122,525	53.32%	226,890	125,408	55.27%
Capital with nature of financial liabilities	346,785	347,606	-821	-0.24%	347,917	-1,132	-0.33%
LIABILITIES	**43,302,019**	**39,338,179**	**3,963,840**	**10.08%**	**37,422,159**	**5,879,860**	**15.71%**
EQUITY							
Equity adjustments due to valuation	58,931	62,238	-3,307	-5.31%	82,775	-23,844	-28.81%
Equity	1,547,456	1,385,593	161,863	11.68%	1,362,367	185,089	13.59%
TOTAL EQUITY	**1,606,387**	**1,447,831**	**158,556**	**10.95%**	**1,445,142**	**161,245**	**11.16%**
TOTAL EQUITY AND LIABILITIES	**44,908,406**	**40,786,010**	**4,122,396**	**10.11%**	**38,867,301**	**6,041,105**	**15.54%**



6. Customer funds and lending

Thousands of euros

	09/30/2006	09/30/2005	Variation Amount	Variation %
CUSTOMER FUNDS				
Customer deposits	17,376,964	15,473,896	1,903,068	12.30
Government entities	324,471	542,405	-217,934	-40.18
Residents	16,558,985	14,304,109	2,254,876	15.76
Demand deposits	8,051,562	7,164,630	886,932	12.38
Savings deposits	107,818	109,721	-1,903	-1.73
Time deposits	3,413,425	2,736,895	676,530	24.72
Securities sold under repurchase agreement	4,986,180	4,292,863	693,317	16.15
Nonresidents	422,789	561,099	-138,310	-24.65
Adjustments due to valuation	70,719	66,283	4,436	6.69
Marketable debt securities	14,108,542	7,932,155	6,176,387	77.87
Total	**31,485,506**	**23,406,051**	**8,079,455**	**34.52**
Off-balance-sheet managed funds	**11,576,098**	**10,547,991**	**1,028,107**	**9.75**
of which:				
Mutual funds	9,108,891	8,291,692	817,199	9.86
Pension funds	944,976	796,804	148,172	18.60
CREDIT FACILITIES AND LOANS				
Loans to government entities	40,121	23,565	16,556	70.26
Loans to resident borrowers	29,792,006	24,084,591	5,707,415	23.70
Commercial bills	1,632,637	1,284,583	348,054	27.09
Secured loans	21,204,209	17,253,865	3,950,344	22.90
Lease receivables	1,083,412	788,285	295,127	37.44
Other loans	5,871,748	4,757,858	1,113,890	23.41
Nonresident borrowers	795,579	493,328	302,251	61.27
Nonperforming loans	85,356	73,041	12,315	16.86
Subtotal	**30,713,062**	**24,674,525**	**6,038,537**	**24.47**
Loan loss allowance (excl. off-balance-sheet risks)	471,043	384,367	86,676	22.55
Other adjustements due to valuation	45,116	6,317	38,799	614.20
Total	**30,287,135**	**24,296,475**	**5,990,660**	**24.66**
Total ex-securitization	**33,190,769**	**27,732,169**	**5,458,600**	**19.68**

7. Analysis of credit risk



Thousands of euros

			Variation	
	09/30/2006	**09/30/2005**	**Amount**	**%**
Risk exposure ex securitization	35,936,180	30,124,908	5,811,272	19.29
Total nonperforming balance	87,202	74,993	12,209	16.28
Total allowances	500,334	408,045	92,290	22.62
Mandatory allowances	500,334	408,045	92,290	22.62
Generic	473,276	384,478	88,798	23.10
Specific	27,059	23,567	3,492	14.82
% Nonperforming loans/Total risk exposure (ex securitization)	0.24	0.25	-0.01	-2.52
% Nonperforming loans/Total risk exposure	0.26	0.28	-0.02	-7.14
% Nonperforming mortgages/Total mortgages	0.14	0.17	-0.03	-17.91
% Recorded alowance/Nonperforming loans	573.77	544.11	29.65	5.45
% Recorded alowance/unsecured nonperforming	419.17	453.09	-33.92	-7.49

Nonperforming loans and allowances


500
450
400
350
300
250
200
150
100
50
Millions of euros
408.05
500.33
74.99
87.20
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans


650
620
590
560
530
%
544.11
573.77
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

8. Comparative income statements

Thousands of euros

	2006		2005		Variation	
	Amount	% s/ATA	Amount	% s/ATA	Amount	%
Interest revenue	1,013,263	3.21	786,278	2.94	226,985	28.87
Interest expense	-683,835	-2.16	-471,469	-1.76	-212,366	45.04
Interests on preference shares	-6,892	-0.02	-5,409	-0.02	-1,483	27.42
Revenue from equity portfolio	14,503	0.05	7,256	0.03	7,247	99.88
NET INTEREST INCOME	**343,931**	**1.09**	**322,065**	**1.20**	**21,866**	**6.79**
Equity accounting	23,382	0.07	17,737	0.07	5,645	31.83
Fees and commissions	157,325	0.50	140,063	0.52	17,262	12.32
Insurance activity	-175	0.00	856	0.00	-1,031	-120.44
Trading income	77,860	0.25	33,214	0.12	44,646	134.42
ORDINARY INCOME	**602,323**	**1.91**	**513,935**	**1.92**	**88,388**	**17.20**
Personnel expenses	-164,813	-0.52	-140,647	-0.53	-24,166	17.18
General and administrative costs	-123,446	-0.39	-108,407	-0.40	-15,039	13.87
Depreciation and writte-downs	-17,512	-0.06	-15,340	-0.06	-2,172	14.16
Depreciation and writte-downs	12,946	0.04	9,953	0.04	2,993	30.07
OPERATING INCOME	**309,498**	**0.98**	**259,494**	**0.97**	**50,004**	**19.27**
Write-off and provisions	-65,654	-0.21	-50,506	-0.19	-15,148	29.99
General allowances	1,281	0.00	-7,353	-0.03	8,634	-117.42
Other results	5,362	0.02	242	0.00	5,120	2,115.70
INCOME BEFORE TAXES	**250,487**	**0.79**	**201,877**	**0.75**	**48,610**	**24.08**
Corporate income tax	-73,441	-0.23	-60,418	-0.23	-13,023	21.55
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**177,046**	**0.56**	**141,459**	**0.53**	**35,587**	**25.16**
ATA	**42,238,856**		**35,787,949**		**6,450,907**	**18.03**

Income attributed to the Group


70
65
60
55
50
45
40
Millions of euros
51.34
59.40
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

3. Quarterly statements of income

Thousands of euros

	2006					2005	
		Variation					
	3rd Q	3Q06/3Q05	3Q06/2Q06	2nd Q	1th Q	4th Q	3rd Q
Interest revenue	379,012	35.03	15.66	327,692	306,559	290,337	280,691
Interest expense	-264,055	54.76	20.91	-218,390	-201,390	-184,187	-170,620
Interests on preference shares	-2,467	33.64	3.66	-2,380	-2,045	-1,846	-1,846
Revenue from equity portfolio	5,095	251.62	4.84	4,860	4,548	2,052	1,449
NET INTEREST INCOME	**120,052**	**7.65**	**5.16**	**114,162**	**109,717**	**108,202**	**111,520**
Equity accounting	11,232	69.44	85.13	6,067	6,083	6,908	6,629
Fees and commissions	53,336	12.24	2.54	52,014	51,975	49,636	47,519
Insurance activity	-164	-129.44	-124.81	661	-672	-931	557
Trading income	22,922	83.28	-9.78	25,407	29,531	34,104	12,507
ORDINARY INCOME	**207,378**	**16.03**	**4.57**	**198,311**	**196,634**	**197,919**	**178,732**
Personnel expenses	-56,445	18.12	0.67	-56,070	-52,298	-51,751	-47,788
General and administrative costs	-41,684	12.34	2.30	-40,746	-41,016	-52,296	-37,105
Depreciation and writte-downs	-6,373	20.09	7.76	-5,914	-5,225	-5,691	-5,307
Other operating items	4,096	29.42	-20.20	5,133	3,717	3,908	3,165
OPERATING INCOME	**106,972**	**16.66**	**6.21**	**100,714**	**101,812**	**92,089**	**91,697**
Write-off and provisions	-22,728	64.74	-16.74	-27,299	-15,627	-29,637	-13,796
General allowances	-5,271	4.36	-1,060.11	549	6,003	318	-5,051
Other results	5,727	15,378.38	-1,148.90	-546	181	798	37
INCOME BEFORE TAXES	**84,700**	**16.21**	**15.37**	**73,418**	**92,369**	**63,568**	**72,887**
Corporate income tax	-25,296	17.40	13.85	-22,217	-25,928	-17,325	-21,546
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**59,404**	**15.71**	**16.02**	**51,201**	**66,441**	**46,243**	**51,341**
ATA	**43,719,315**			**41,476,298**	**41,496,532**	**39,865,253**	**38,432,895**

Basic income



210
200
190
180
170
Millions of euros
207.38
178.73
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

Net operating income



110
100
90
80
Millions of euros
106.97
91.69
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006



10. Fees

Thousands of euros

	09/30/2006	09/30/2005	Variation Amount	%
FEES PAID				
Fees paid to other banks	13,036	11,923	1,113	9.33
Fees paid to agents. virtual banking	37,239	29,772	7,467	25.08
Total fees paid	**50,275**	**41,695**	**8,580**	**20.58**
FEES RECEIVED				
Guarantee and L/C	12,149	11,303	846	7.48
Foreign exchange	5,611	5,685	-74	-1.30
Payment and collection services	51,635	50,319	1,316	2.62
Comercial bills	12,189	10,639	1,550	14.57
Sight accounts	7,091	6,844	247	3.61
Debit and credit cards	25,697	27,298	-1,601	-5.86
Checks	1,365	1,439	-74	-5.14
Payment orders	5,293	4,099	1,194	29.13
Brokerage services	34,591	23,067	11,524	49.96
Underwritting and management fees	7,749	99	7,650	7727.27
Buy/sell orders	11,705	9,809	1,896	19.33
Custody and administration	15,137	13,159	1,978	15.03
Non-banking financial products	72,778	63,043	9,735	15.44
Mutual funds	58,426	51,104	7,324	14.33
Pension funds	9,181	7,661	1,520	19.84
Insurance	5,171	4,278	892	20.85
Other fees	30,836	28,341	2,495	8.80
Total fees received	**207,600**	**181,758**	**25,842**	**14.22**
FEES AND COMMISSIONS NET	**157,325**	**140,063**	**17,262**	**12.32**

11. Yields and costs



Data in %

	09/30/2006		09/30/2005	
	weighting	**rate**	**weighting**	**rate**
Cash on hand and on deposit at Central Bank	0.89	1.78	0.95	1.48
Due from banks	10.15	2.58	8.41	1.76
Credit facilities and loans (a)	66.47	3.60	61.80	3.26
Securities	16.03	3.43	23.22	3.05
Equity portfolio	1.09	4.20	1.47	1.85
Average earnings assets (b)	**94.63**	**3.44**	**95.85**	**3.09**
Other assets	5.37		4.15	
AVERAGE TOTAL ASSETS	**100.00**	**3.25**	**100.00**	**2.96**
Due to central banks	0.34	2.55	2.00	2.10
Due to banks	19.32	2.85	23.60	2.25
Other market transactions	0.29	2.28	0.47	1.41
Customer funds (c)	68.65	2.25	61.31	1.67
Customer deposits	38.69	1.76	40.78	1.39
Marketable debt securities	29.97	2.89	20.53	2.23
Subordinated liabilities	1.10	4.32	1.11	4.16
Capital with nature of financial liabilities	0.82	2.65	0.97	2.08
Average interest bearing funds (d)	**90.53**	**2.39**	**89.45**	**1.97**
Other liabilities	9.47		10.55	
AVERAGE TOTAL FUNDS	**100.00**	**2.16**	**100.00**	**1.76**
Customer spread (a-c)		**1.34**		**1.59**
Net interest margin (b-d)		**1.05**		**1.12**

12. Quarterly yields and costs

Data in %

	3Q06		2Q06		1Q06		4Q05		3Q05	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
Cash on hand and on deposit at central bank	0.88	1.66	0.89	1.95	0.88	1.74	0.88	1.36	0.94	1.51
Due from banks	10.46	2.93	9.95	2.57	10.03	2.20	8.98	2.00	8.33	1.69
Credit facilities and loans (a)	67.54	3.80	67.92	3.57	63.85	3.39	63.06	3.22	61.41	3.22
Securities	15.24	3.63	15.47	3.46	17.45	3.21	19.96	3.12	24.01	2.98
Equity portfolio	1.08	4.28	1.21	3.88	0.99	4.48	1.43	1.42	1.41	1.06
Average earnings assets (b)	**95.20**	**3.66**	**95.45**	**3.37**	**93.20**	**3.26**	**94.31**	**3.09**	**96.10**	**3.03**
Other assets	4.80		4.55		6.80		5.69		3.90	
AVERAGE TOTAL ASSETS	**100.00**	**3.49**	**100.00**	**3.22**	**100.00**	**3.04**	**100.00**	**2.91**	**100.00**	**2.91**
Due to central banks	0.00	0.00	0.66	2.63	0.37	2.41	1.57	2.12	3.67	2.10
Due to banks	18.04	3.15	19.68	2.84	20.34	2.58	23.09	2.35	25.31	2.23
Money market transactions through counterparties	0.19	2.33	0.22	2.59	0.46	2.10	0.36	0.00	0.21	0.52
Customer funds (c)	70.93	2.49	68.90	2.22	65.95	2.01	63.48	1.77	58.70	1.66
Customer deposits	39.10	1.95	38.91	1.73	38.03	1.59	38.41	1.41	39.85	1.39
Repos	31.84	3.15	29.99	2.86	27.92	2.59	25.08	2.32	18.84	2.25
Subordinated liabilities	1.25	4.27	1.10	4.37	0.94	4.34	0.97	4.04	1.01	4.20
Capital with nature of financial liabilities	0.79	2.82	0.84	2.75	0.84	2.39	0.87	2.11	0.91	2.10
Average interest bearing funds (d)	**91.21**	**2.63**	**91.41**	**2.31**	**88.90**	**2.21**	**90.35**	**2.03**	**89.80**	**1.96**
Other liabilities	8.79		8.59		11.10		9.65		10.20	
AVERAGE TOTAL FUNDS	**100.00**	**2.40**	**100.00**	**2.11**	**100.00**	**1.97**	**100.00**	**1.83**	**100.00**	**1.76**
Customer spread (a-c)		**1.31**		**1.35**		**1.38**		**1.45**		**1.56**
Net interest margin (b-d)		**1.03**		**1.06**		**1.05**		**1.06**		**1.07**

Evolution Customer spread


1.60
1.55
1.50
1.45
1.40
1.35
1.30
Annualize Quarterly rate
1.56
1.31
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

Return on lending and Cost of customer funds


4
3
2
1
Annualize Quarterly rate
3.22
3.80
1.66
2.49
3Q 2005
4Q 2005
1Q2006
2Q 2006
3Q 2006
Cost of customer funds
Return on lending

13. Contribution by business area

Thousands of euros

			Variation	
	09/30/2006	**09/30/2005**	**Amount**	**%**
Customers business divisions	182,569	145,023	37,546	25.89
Personal Finance	17,970	14,145	3,825	27.04
Private Banking	32,609	26,005	6,604	25.40
Corporate Banking	42,328	33,956	8,372	24.66
Individuals	58,257	48,500	9,757	20.12
Small and Medium Companies	26,865	18,541	8,324	44.90
Non-Residents	4,540	3,876	664	17.13
Capital Markets	26,676	14,884	11,792	79.23
Other businesses	28,954	13,819	15,135	109.52
General allowances	-42,997	-33,671	-9,326	27.70
Corporate Center	-18,156	1,404	-19,560	-1,393.30
INCOME AFTER TAXES ATTRIB. TO THE GROUP	**177,046**	**141,459**	**35,587**	**25.16**
Pro-memoria:				
Asset management fees	64,040	56,431	7,609	13.48



14. Shareholders' equity and rating

Thousands of euros

	09/30/2006	09/30/2005	Variation Amount	Variation %
Paid-in capital and reserver	1,509,947	1,362,150	147,797	10.85
Minority interest	343,165	343,165	0	0.00
Revaluation reserve	-127,717	-130,761	3,045	-2.33
Treasury stock	-640	-31,739	31,099	-97.98
Intangible assets	-48,555	-45,596	-2,959	6.49
Tier 1	**1,676,201**	**1,497,219**	**178,982**	**11.95**
Revaluation reserve	127,717	130,761	-3,045	-2.33
General allowances	448,620	289,187	159,433	55.13
Subordinated debt financing	301,855	249,225	52,630	21.12
Recorded general loan loss allowance	-98,223	-36,801	-61,422	166.90
Tier 2	**779,968**	**632,372**	**147,596**	**23.34**
Total Equity	**2,456,169**	**2,129,591**	**326,578**	**15.34**
Risk-weighted assets	**24,148,368**	**19,938,005**	**4,210,364**	**21.12**
Tier 1 (%)	**6.94**	**7.51**	**-0.57**	**-7.59**
Tier 2 (%)	**3.23**	**3.17**	**0.06**	**1.89**
Capital ratio (%)	**10.17**	**10.68**	**-0.51**	**-4.78**
Excess	**524,300**	**534,551**	**-10,251**	**-1.92**

Ratings

	Short Term	Long Term
Moody's	P	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+

15. Variation in net worth



Thousands of euros

	2006	2005
BALANCE AT JANUARY 1	**1,447,831**	**1,316,190**
Dividends	-73,630	-66,365
Capital increase	20,071	26,558
Reserve - available-for-sale	-3,307	21,619
Income for the year	177,046	141,459
Other variations	38,376	5,681
BALANCE AT SEPTEMBER 30	**1,606,387**	**1,445,142**

16. Cash flow statement

Thousands of euros

	2006	2005
CASH AND CASH EQUIVALENTS BALANCE AT JANUARY 1	**435,916**	**170,761**
Net cash flow - operating activities	11,868	213,600
Net cash flow - investments	-35,840	-18,381
Net cash flow - investments	143,056	-64,200
CASH AND CASH EQUIVALENTS BALANCE AT SEPTEMBER 30	**555,000**	**301,780**



17. Creation of shareholder value

Period per share data (euros)	
Earnings per share	2.28
Diluted earnings per share	2.20
Dividend per share	0.94
Book value per share	19.21
Price at beginning of year	46.87
Low	46.23
High	58.90
Closing price	56.00
Appreciation in last quarter (%)	11.11
Appreciation in last 12 months (%)	29.63
Stock market ration	
Price/Book value (times)	2.92
PER (price/earnings. times)	18.59
Dividend yield (%)	2.23
Number of shareholders	89,493
Number of shares	78,585,044
Number of shares held by nonresidents	15,381,543
Average daily trading (number of shares)	191,630
Average daily trading (thousands of euros)	10,018

Variations in earnings and dividend per share


Millions of euros
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.66
0.76
0.30
0.32
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
EPS
DPS

Bankinter's market capitalization trend


Millions of euros
4,500
4,000
3,500
3,000
3,366.00
4,400.76
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006

18. People

	09/30/2006	09/30/2005	Variation Amount	Variation %
Number of employees	3,875	3,612	263.00	7.28
Average length of service of employees (in years)	10.37	10.51	-0.14	-1.33
Average age (in years)	36.60	36.62	-0.02	-0.05
Detached by sexes (%)				
Men	53.86	54.93	-1.07	-1.95
Woman	46.14	45.07	1.07	2.38
Internal job rotation (%) (*)	31.15	30.72	0.43	1.40
External turnover (%) (*)	9.43	7.46	1.97	26.41
Empl. with university degrees and postgrad. studies (%)	71.59	69.91	1.68	2.40

(*) Moving averages of the last 12 months



19. Quarterly events

RENEWAL OF BANKINTER'S MANAGEMENT TEAM

In September Bankinter's Board of Directors approved a plan for the renewal of its management team and, consequently, for the design of a new organisational structure to meet current market requirements more efficiently and to strengthen Bankinter's ability to take on new challenges within the framework of its clearly differentiated business model.

As a result of this decision, certain new members, together with their related areas of competence, joined the Bank's Management Committee, while two existing members took early retirement and therefore vacated their positions on this Committee.

After these organisational changes, the composition of the Management Committee of Bankinter is as follows: Jaime Echegoyen, Chief Executive Officer; Rafael Mateu de Ros, General Secretary and Secretary of the Board; General Managers Carlos Ruiz–Jarabo (Customers and Networks), Pablo de Diego (People and Business Development) and Fernando Alfaro (Innovation); and the incoming members Jesús Marquina, Manager of Resources; Lázaro de Lázaro, Manager of Markets and Products; Jacobo Díaz, Finance and Investor Relations Manager, and Ana Peralta, Manager of Risk and the first woman to join this managing body.

AWARDS AND RECOGNITION

• Hal-Cash, the instant cash remittance system created by Bankinter, Caixa Galicia and Bancaja, to which 8 financial institutions currently belong, was highly commended in the 2006 Technology Awards of 'The Banker', the prestigious Financial Times Group magazine. Bankinter received the award for the best Automated Customer Service Project in the Retail Banking Project Awards category.

The judges agreed that Hal-Cash makes efficient use of the two most widespread technological infrastructures deployed in recent years - wireless telephony and ATM networks – to create a simple, cheap, and secure system for sending cash remittances that is of great use for both banks and their customers. Other aspects of Hal-Cash viewed positively by the jury were that it allows money to be sent to non-account holder customers and that it facilitates the use of financial channels.

• Once again in 2006 Bankinter won the prize for the Best Internet-based Financial Institution/Insurance Company in the 'Favoritos de Expansión Directo' awards. This prize is awarded on the basis of votes cast by Internet users and the decision of a prestigious jury. Bankinter obtained the award for the second consecutive year, proof that it provides the best Internet banking and insurance service.

• Bankinter is the first Spanish financial institution to obtain certification under ISO 27001-2005, which recognises that the security management of the Bank's information systems and platforms meets the highest standards in terms of quality and professionalism. This Information Security Management System certification, which confirms Bankinter's leadership in the areas of technology and quality, was awarded by the British Standards Institution (BSI) for the processes in place at the Bank for the identification, authentication and signature of financial transactions over the Internet and their respective electronic evidence.

RECONCILIATION PLAN

At the beginning of this quarter, Bankinter presented its new Working and Family Life Reconciliation Plan, which aims to provide specific solutions to satisfy the personal and family needs of its employees and to ensure that these solutions are compatible with the needs of the business. Several measures, which affect various personal and employment-related areas, are completely new, while others are extensions of already existing measures. Some address situations that have been in place for some time but which only now – through the Plan – have been effectively acknowledged. The measures relate, inter alia, to maternity/paternity leave and caring for relatives and aim to encourage employees' participation in voluntary work and to promote their training and optimal professional development.

PRODUCTS AND SERVICES

• This quarter Bankinter launched a new guaranteed fund, 'Bankinter Telecomunicaciones Garantizado, FI', which guarantees 100% of the initial capital after 1, 2, 3 or 4 years plus a coupon on maturity tied to a basket of three shares: Telefónica S.A., France Telecom and DT Telekom. The coupon's return is directly linked to the performance of the basket's securities, with a possible yield of 6% at the end of the first year – through redemption of the fund - if the final value of the three shares is greater or equal to the initial value. Otherwise, fulfilment of this condition would be observed at the end of the second year, at the end of the third, and finally at the end of the fourth year, with the possibility of obtaining a return of 12%, 18% or even 24% respectively, depending on the number of years elapsed and provided the condition is met.

• The Bank has also started to market a new structured deposit, 'Depósito 200', which matures at 1 year and 2 days and guarantees 100% of the capital invested, plus 200% of the point-to-point appreciation of Telefónica shares (to which it is linked) during the established period. This yield will be obtained provided that the increase in Telefónica's share price does not reach 10% at any given time. If this were to occur the customer would obtain a nominal interest of 3.5% on the capital invested.

SOCIAL ACTION

Bankinter has included on its website a locator for branches that are accessible to the disabled. Thanks to this system disabled people can quickly and easily find the branches in their province that provide full accessibility for the disabled and are equipped with facilities to enable them to carry out any financial transaction or consultation.

The locator permits selective searches by province and by branch type (general branches, SME branches and the agency network) and can refine the search even further to include branches with an ATM and/or cashier. The search results supply the full address and telephone number of each branch.

This new tool forms part of an extensive plan called 'Bankinter Accesible', the objective of which is to make all the channels and platforms used by the Bank in its dealings with its customers (Internet, telephone banking, branch network) universally accessible.

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